FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Fourth Quarter and Full Year Financial Results

2.	Nomura Declares Year-end Dividend Payment

3.	Nomura Approves Share Buyback Program

4.	Nomura to Grant Restricted Stock Units (RSUs)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 26, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Reports Fourth Quarter and Full Year Financial Results

•	Full-year group net revenue and pretax income up YoY

•	Retail reported growth in full-year net revenue and income before income taxes

•	Asset Management booked best yearly income since FY2001/02 and record AuM

•	Robust Equities and Investment Banking performance; Fixed Income slowed due to low volatility

•	Full-year EPS of 61.88 yen and ROE of 7.9%

Tokyo, April 26, 2018—Nomura Holdings, Inc. today announced its consolidated financial results for the fourth quarter and full year ended March 2018.

For the full year period, net revenue was 1,497.0 billion yen (US$14.1 billion)1, representing an increase of 7 percent year on year. Income before income taxes increased 2 percent from the prior year to 328.2 billion yen (US$3.1 billion) and net income attributable to Nomura Holdings shareholders decreased by 8 percent to 219.3 billion yen (US$2.1 billion). Earnings per share for the year was 61.88 yen and return on equity was 7.9 percent.

Net revenue in the fourth quarter was 378.0 billion yen (US$3.6 billion), decreasing 7 percent quarter on quarter and increasing 8 percent year on year. Income before income taxes was 46.9 billion yen (US$442 million) and net income attributable to Nomura Holdings shareholders was 22.7 billion yen (US$214 million).

“Our net revenue and pretax income increased compared to last year, driven by contributions from our Retail and Asset Management businesses. However, net income declined year on year due to a rise in the effective tax rate as the Americas booked provisions for legacy transactions,” said Nomura Group CEO Koji Nagai.

“Retail reported stronger sales of stocks and investment trusts due to an upturn in investor sentiment as the market environment improved. We successfully grew client assets with inflows into investment trusts and discretionary investments. Annualized recurring revenue reached 90 billion yen.

“Assets under management in Asset Management climbed to a new record high on the back of ongoing inflows, and asset management fees increased. Gains from American Century Investments contributed to the strongest net revenue and pretax income since the year ended March 2002.

“In Wholesale, revenues slowed in Fixed Income due to low volatility, while Equities and Investment Banking both booked stronger revenues.

“We will continue to leverage our expertise in the capital markets to contribute to a more affluent society. We remain focused on being the most trusted partner for our clients and delivering a better tomorrow.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 106.20 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2018. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Fourth Quarter Divisional Performance

Retail

	FY2017/18 Q4	QoQ	YoY
Net revenue	Y98.2bn	-12%	-5%
Income before income taxes	Y21.4bn	-32%	-17%

Retail reported fourth quarter net revenue of 98.2 billion yen, down 12 percent quarter on quarter and 5 percent year on year. Income before income taxes declined by 32 percent from last quarter and decreased 17 percent compared to the same quarter last year to 21.4 billion yen.

Despite a strong start in the fourth quarter, a market adjustment mainly due to a US interest rate hike and yen appreciation in the latter half of the quarter caused investor sentiment to fall. As a result, sales of stocks and investment trusts slowed.

For the full year, both net revenue and income before income taxes increased on the back of robust performance in stocks and investment trusts due to the global stock market rally.

Nomura’s ongoing initiatives to grow client assets progressed steadily, with net inflows into investment trusts and discretionary investments. Annualized net revenue increased to 90 billion yen, and the recurring revenue cost coverage ratio rose to 29 percent.

Asset Management

	FY2017/18 Q4	QoQ	YoY
Net revenue	Y27.3bn	-25%	+17%
Income before income taxes	Y11.3bn	-46%	+30%

Asset Management fourth quarter net revenue was 27.3 billion yen, down 25 percent quarter on quarter, but up 17 percent year on year. Income before income taxes declined 46 percent from the previous quarter but increased 30 percent compared to the same period last year to 11.3 billion yen.

Strong performance in the asset management business drove continued inflows, which helped lift assets under management to a high of 50 trillion yen.

The fourth quarter results also included contributions from American Century Investments, albeit lower than the previous quarter.

Asset Management also continued to book inflows into the investment trust and investment advisory businesses during the quarter. The investment trust business was particularly strong, recording inflows into ETFs of approximately 1.7 trillion yen, helping lift Nomura Asset Management’s share of Japan’s public investment trust market to 27.4%.

Wholesale

	FY2017/18 Q4	QoQ	YoY
Net revenue	Y211.4bn	+28%	+24%
Income before income taxes	Y44.2bn	3.1x	+57%

Wholesale reported net revenue of 211.4 billion yen, up 28 percent quarter on quarter and 24 percent year on year. Income before income taxes jumped more than threefold from the previous quarter, and increased 57 percent compared to the same period last year to 44.2 billion yen. All business lines reported stronger revenues compared to last quarter.

In Global Markets, a pick up in volatility from the end of last year supported higher client activity. Fixed Income had larger revenue contributions from Emerging Markets, Rates and Credit. In Equities, Derivatives had a strong quarter in Japan and the Americas, and Cash Equities was robust.

Investment Banking net revenue was up quarter on quarter mainly driven by strong performance in the international businesses. Both ECM and DCM revenues increased in Japan. Nomura topped the Japan ECM and M&A league tables2. DCM business and M&A related financing deals contributed to international revenues.

Financial position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of March 2018, Nomura’s Tier 1 capital ratio was 17.6 percent and its common equity Tier 1 capital ratio was 16.5 percent under Basel III. Nomura had total assets of 40.6 trillion yen and shareholders’ equity of 2.7 trillion yen. All figures are on a preliminary basis.

Shareholder returns

Nomura today declared a year-end dividend of 11 yen per share to shareholders of record as of March 31, 2018. The dividend will be paid on June 1, 2018. Accordingly, the annual dividend for the year ended March 2018 will total 20 yen per share.

Nomura also approved a resolution to set up a share buyback program with an upper limit of 100 million shares of Nomura Holdings common stock (2.7 percent of outstanding shares) or 70 billion yen of the aggregate amount of the repurchase price. Nomura will aim for a total payout ratio, which includes dividends and share buybacks, of at least 50 percent.

ends

[2]	Source: Thomson Reuters; Apr 2017 – Mar 2018

For further information please contact:

Name	Company	Telephone

Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2018 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Declares Year-end Dividend Payment

Tokyo, April 26, 2018—Nomura Holdings, Inc. today announced that it has declared a year-end dividend of 11 yen per share to shareholders of record as of March 31, 2018. The dividend will be paid on June 1, 2018. The annual dividend for the year ended March 2018 will total 20 yen per share.

1.	Recent dividends

	Q1	Q2	Q3	Q4	Annual Dividend
FY2015/16		JPY10.0		JPY3.0	JPY13.0
FY2016/17		JPY9.0		JPY11.0	JPY20.0
FY2017/18		JPY9.0		JPY11.0	JPY20.0

2.	Dividend policy

Nomura believes that raising corporate value over the long term and paying dividends is essential to rewarding shareholders.

Nomura will strive to pay dividends using a consolidated payout ratio of 30 percent of each semi-annual consolidated earnings as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

Nomura will also aim for a total payout ratio, which includes dividends and share buybacks, of at least 50 percent.

ends

For further information please contact:

Name	Company	Telephone

Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com

Nomura Approves Share Buyback Program

Tokyo, April 26, 2018—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from May 16, 2018, to March 29, 2019 (excluding the ten business days following the announcement of quarterly financial results), and have an upper limit of 100 million shares of Nomura Holdings common stock, or 2.7 percent of outstanding shares. The upper limit of the aggregate amount of the repurchase price will be 70 billion yen, and the shares will be purchased on the stock exchange via a trust bank.

The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO.

Nomura plans to acquire treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver as stock-based compensation.

As of March 31, 2018, Nomura Holdings had 3,643,562,601 outstanding shares including 250,625,115 shares as treasury stock.

ends

For further information please contact:

Name	Company	Telephone

Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com

Nomura to Grant Restricted Stock Units (RSUs)

Tokyo, April 26, 2018—Nomura Holdings, Inc. today announced plans to grant Restricted Stock Units (RSUs) to directors, executive officers and employees of the firm and its subsidiaries in late May 2018.

The firm will grant RSUs in lieu of existing compensation programs such as the issuance of stock acquisition rights (stock options).

The RSUs will be granted as deferred compensation. Subject to certain conditions, Nomura will deliver shares of common stock to RSU grantees one to three years (up to seven years where required by local regulations) after the RSUs are granted mainly through disposal of treasury shares.

The number of RSUs to be granted is estimated to be approximately 52 million units (52 million shares equivalent).

The number and detailed terms and conditions of the RSUs will be determined at a meeting of the Executive Management Board1 scheduled for the middle of May 2018, and will be announced immediately thereafter.

ends

For further information please contact:

Name	Company	Telephone

Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-(0)3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com

[1]	The grant of RSUs to directors and executive officers is in accordance with decisions made by the Compensation Committee.